

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Francis W. McDonnell
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
6 International Drive
Rye Brook, New York 10573

    Re: **The Navigators Group, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Schedule 14A Filed April 14, 2010
            File No. 000-15886

Dear Mr. McDonnell:

        We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         Jeffrey Riedler
                         Assistant Director